Exhibit 99.1

Press Release

Eltek Ltd. Receives an Additional Order For Up To $1.4 Million
From a Governmental Authority

PETACH-TIKVA, Israel, - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that following our July 24 2017 Press Release, the governmental authority has exercised its option to extend the contract and placed a follow-on order to an existing project in an amount of up to approximately $1.4 million. The customer extended the project for an additional two years period, during which Eltek will be required to meet agreed milestones.

Payments to Eltek shall be made subject to the fulfillment of each milestone. The extension of the project is expected to generate total aggregate revenues of approximately $1.4 million. In addition, to enable the execution of the project, the costumer shall lend the Company, for no consideration, equipment in a total value of approximately $630,000.

Mr. Eli Yaffe, Chief Executive Officer, commented: "The original selection of Eltek by this customer attests to the trust in the Company's technological capabilities. Eltek successfully met the initial milestones of the project and met the customer’s expectations. As a result, the governmental authority decided to extend the project for an additional two years. Eltek believes that first generation of the developed product will result in additional purchase orders for products in an amount that we cannot quantify at this point. Eltek also believes that the second generation product that will be developed during the extension period will create an advanced product which will increase Eltek’s competitiveness and brings Eltek a step closer to becoming a world class provider of high-end technology".

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, production and marketing center is located in Israel. Eltek operates also through its subsidiaries in North America in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statements:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023